Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

July 24, 2019

Thomas Jones

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New World Technologies, Inc.
Amendment #2 to Registration Statement on Form S-1
File No. 333-229390

Dear Mr. Jones:

Attached for filing with the Securities and Exchange Commission is Amendment No. 2 to the New World Technologies, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated April 2, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Cover Page

1.	The language has been clarified and appears on the cover page of the prospectus and page 3 of the prospectus.

Business

2.	The disclosure has been clarified and appears on pages 1 and 22 of the prospectus.

Offering

3.	The Company has been clarified and appears on page 3 of the prospectus.

Risk Factors

4.	The noted language has been deleted from page 4 of the prospectus.

Use of Proceeds

5.	The disclosure on the cover page and the disclosure in the use of proceeds has been reconciled and the revised disclosure appears on pages 16 and 1 of the prospectus.

Plan of Distribution

6.	Additional disclosure has been added to expand the discussion noted in the Staff’s comment and appears on page 17 of the prospectus.

7.	The Company intends to establish a segregated account until “the appropriate event or contingency has occurred” i.e. the minimum offering amount is met. The Company does not believe that the establishment of a identifiable separate account would be at risk as legal action would be required before any creditor could obtain or lay claim to such funds. However, the Company anticipates that it will likely establish such segregated account with an attorney, accountant or bank.

Business and Business Plan

8.	The noted disclosure has been added and appears on page 24 of the prospectus.

Anticipated Launch of CSDS

9.	The disclosure has been reconciled and amended disclosure appears on pages 23 and 19 of the prospectus.

FDA Pre-Approval and Post-Approval Requirements

10.	The disclosure has been revised to add additional language and appears on page 27 of the prospectus.

Employment Agreements

11.	The disclosure required by Item 402(q)(2) has been added and appears beginning on page 30 of the prospectus.

Compensation Table

12.	The compensation table includes compensation to directors and all valuation of stock at grant date and options at grant pursuant to Item 402( r) and 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management

13.	New World Technologies (Nevada) purchased 1,428,571 shares of New World Technologies (Delaware). The majority and controlling shareholder of New World Nevada is the same as the majority and controlling shareholder of New World Delaware. New World Nevada distributed shares as a stock distribution to the shareholders of New World Delaware. There was no sale. There was no public offering and shareholders of New World Nevada had information and knowledge about New World Delaware. As such New World Delaware believes that there was no intent for a public distribution or sale of the securities and the intent of the exemption provided by Section 4(a)(2) is applicable to the transaction. If the Staff of the Commission determines it necessary, the Company could rescind the distribution of the stock to the shareholders of New World Delaware and each such shareholder could acquire the shares directly from New World Delaware.

Description of Securities

14.	The disclosure has been added and appears in the second and third paragraphs under the subheading “Common Stock” on page 33 of the prospectus.

Shares Eligible for Future Sale

15.	The noted disclosure has been clarified and appears on page 34 of the prospectus. A risk factor has been added and appears on page 5 of the prospectus.

Additional Information

16.	The disclosure has been revised and appears on page 35 of the prospectus.

Index to Financial Statements

17.	The financial statements have been updated and the MD&A section has been revised and appears on page 19 of the prospectus.

Signatures

18.	The Staff’s comment is noted.

Exhibits

19.	The noted exhibits are filed as exhibits.

Sincerely,

/s/ Lee W. Cassidy, Esq.